       December 17, 2010

       All Securities Commissions

       Dear Sirs:

         We wish to advise you of the following dates with respect to our upcoming meeting of shareholders:

Meeting Type:	Annual
Meeting Date:	March 10, 2011
Record Date for Notice:	January 10, 2011
Record Date for Voting:	January 10, 2011
Beneficial Determination Date:	January 10, 2011
Securities entitled to receive Notice of, and Vote at the meeting:	Common
CUSIP Number:	65563C105

       Yours very truly,

       NORDION INC.

       /s/ Sandra Lett

       Sandra Lett
       Law Clerk